                                                                      EXHIBIT 41

               VARLEN ENTERS INTO CONFIDENTIALITY AND STANDSTILL
                             AGREEMENT WITH AMSTED

--VARLEN BOARD ANNOUNCES THAT IT HAS RECEIVED EXPRESSIONS OF INTEREST IN EXCESS
                             OF THE AMSTED OFFER--

    NAPERVILLE, IL, July 12, 1999 B Varlen Corporation (Nasdaq: VRLN) today announced that it has entered into a confidentiality and standstill agreement with Amsted Industries Incorporated.

    Under the terms of the confidentiality and standstill agreement, Amsted and Varlen have agreed that Amsted will not, prior to August 23, 1999, accept for payment or pay for any shares pursuant to the tender offer commenced by Amsted on May 24, 1999 and will not seek or propose to solicit or participate in the solicitation of any proxies or consents with respect to any securities of Varlen.

    Varlen is filing the complete text of the confidentiality and standstill agreement with the Securities and Exchange Commission.

    The Varlen Board also announced today that as part of Varlen's process of exploring its strategic alternatives, Varlen has received from third parties preliminary expressions of interest in making an investment in Varlen or acquiring Varlen at a price per share in excess of that being offered by Amsted in the tender offer.

    The Varlen Board has determined unanimously that Varlen should explore its strategic alternatives, including a potential merger, sale or recapitalization of Varlen. Varlen anticipates that the confidentiality and standstill agreement will allow Amsted to participate in Varlen's process of exploring its strategic alternatives. As announced previously, the Varlen Board has determined unanimously that Amsted's unsolicited cash tender offer for all of the outstanding shares of Varlen at $35.00 per share is inadequate and not in the best interests of its stockholders, and therefore has recommended unanimously that Varlen's stockholders reject the Amsted Offer and not tender their shares to Amsted.

    As part of Varlen's process of exploring its strategic alternatives, Varlen has entered into confidentiality and standstill agreements with third parties other than Amsted. With the exception of the August 23, 1999 termination date, the provisions of the Amsted agreement are substantially similar to the agreements that Varlen has entered into with other third parties. Pursuant to the terms of such agreements, the standstill provisions of those agreements will be modified to conform to the August 23, 1999 termination date of the standstill provisions in the Amsted agreement.

    In light of these developments, the process being conducted by Varlen is expected to result in continued discussions, additional expressions of interest and negotiations with one or more third parties with respect to a potential strategic transaction. The process being conducted by Varlen could result at any time in (i) Varlen requesting and receiving formal proposals from one or more third parties to engage in a strategic transaction with Varlen, (ii) an agreement for a strategic transaction between Varlen and a third party, (iii) an auction of Varlen involving multiple parties that have communicated expressions of interest in Varlen, or (iv) other strategic alternatives including but not limited to (a) an extraordinary transaction such as a merger or reorganization involving Varlen or one or more subsidiaries of Varlen and a third party, (b) a purchase, sale or transfer of a material amounts of assets by Varlen or any of its subsidiaries, (c) a tender or exchange offer for, or open market or privately negotiated purchases or other acquisitions of, securities by or of Varlen, (d) a material change in the present capitalization or dividend policy of Varlen, or (e) a business combination or joint venture involving Varlen or any of its subsidiaries.

    The Varlen Board expects to evaluate the strategic alternatives available to Varlen, decide what action is in the best interest of Varlen's stockholders and implement that decision. No timetable has been set for the completion of this process. There can be no assurance that any of the foregoing will result in any transaction being recommended to the Varlen Board, that any transaction that may be recommended to the Varlen Board will be authorized or consummated, or that a transaction other than those described herein will not be proposed, authorized or consummated.

    Varlen is a leading manufacturer of precision-engineered transportation products for the heavy-duty truck/trailer, automotive and railroad industries. The company, headquartered in a Chicago suburb, manufactures products in 24 facilities in the United States and Europe and sells them to customers around the world. Varlen's common stock is traded on Nasdaq's National Market under the symbol VRLN.

    THIS NEWS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS THAT ARE BASED ON ASSUMPTIONS ABOUT A NUMBER OF IMPORTANT FACTORS AND INVOLVE RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM WHAT APPEARS HERE. THESE RISK FACTORS INCLUDE REVERSAL OF MARKET TRENDS, DECREASED DEMAND FOR PRODUCTS, LOSS OF KEY CUSTOMERS, LIMITED CUSTOMER PRODUCTION DUE TO CAPACITY CONSTRAINTS, AND ADDITIONAL FACTORS THAT MAY BE DETAILED FROM TIME TO TIME IN VARLEN'S SECURITIES AND EXCHANGE COMMISSION FILINGS. VARLEN ASSUMES NO OBLIGATION TO UPDATE ITS FORWARD-LOOKING STATEMENTS.

Contacts: Joele Frank/Calvin Mitchell
       Abernathy MacGregor Frank
       (212) 371-5999

                                        *  *  *